

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2019

Matthew Eckl
Chief Financial Officer
CECO Environmental Corp.
14651 North Dallas Parkway, Suite 500
Dallas, TX 75254

      Re: CECO Environmental Corp.
          Registration Statement on Form S-3
          April 24, 2019
          File No. 333-231001

Dear Mr. Eckl:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

      Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing and
          Construction